UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 16, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) issued a press release dated October 16, announcing its filing of the Company’s annual report and its financial results for the financial year ended April 30, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated October 16, 2026, titled “Phaos Technology Holdings (Cayman) Limited Announces Filing Of Annual Report On Form 20-F For Fiscal Year 2026”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: October 16, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Chief Executive Officer and Executive Director